               [LETTERHEAD OF PRICE WATERHOUSE LLP APPEARS HERE]


May 14, 1996

To the Board of Directors of
 Stillwater Mining Company

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended March 31, 1996. Note 4 therein describes a change in the method of accounting for mine development expenditures, from expensing as incurred certain indirect costs relating to development activities to capitalizing such costs.
It should be understood that the preferability of one acceptable method of capitalizing mine development expenditures over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for mine development expenditures in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Stillwater Mining Company for the three-month periods ended March 31, 1996 or 1995, respectively, and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

/s/  PRICE WATERHOUSE LLP